                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          _____________

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       (Amendment No.  2)

                      Smithfield Foods, Inc.
      -----------------------------------------------------
                         (NAME OF ISSUER)


              Common Stock, $.50 par value per share
      ------------------------------------------------------
                  (TITLE OF CLASS OF SECURITIES)


                           832248 10 8
      ------------------------------------------------------
                          (CUSIP NUMBER)

                      Robert W. Olson, Esq.
          Vice President, General Counsel and Secretary
               Chiquita Brands International, Inc.
                      250 East Fifth Street
                     Cincinnati, Ohio  45202
                          (513) 784-8000
      ------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
        AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                         September 9, 1996
      ------------------------------------------------------
     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule
    13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this schedule because of Rule
       13d-1(b)(3) or (4), check the following box  /   /.

     Check the following box if a fee is being paid with this
                         statement  /  /.

                        Page 1 of 9 Pages

CUSIP NO. 832248 10 8         13D       Page  2  of 9 Pages
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Chiquita Brands International, Inc.
               04-1923360

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  /  /
                                                  (b)  /  /
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

               00 - See Item 4

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       /  /

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               New Jersey corporation

                         7    SOLE VOTING POWER

           NUMBER OF               601,573  - See Item 5
            SHARES
          BENEFICIALLY   8    SHARED VOTING POWER
           OWNED BY
             EACH                  -0-
          REPORTING
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                                   601,573  - See Item 5

                         10   SHARED DISPOSITIVE POWER

                                   -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

                601,573  - See Item 5

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*               /   /

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.3% - See Item 5

     14   TYPE OF REPORTING PERSON*
               CO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page 3 of 9 Pages
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               American Financial Group, Inc.
               31-1422526

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)   / X /
                                                (b)   /   /
     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

          00 - See Item 4

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /   /

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Ohio corporation

                         7    SOLE VOTING POWER

          NUMBER OF                -0-
           SHARES
          BENEFICIALLY   8    SHARED VOTING POWER
          OWNED BY
            EACH                   601,573  - See Item 5
          REPORTING
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                                   -0-

                         10   SHARED DISPOSITIVE POWER

                                   601,573  - See Item 5

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

               601,573  - See Item 5

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*              /   /

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.3%  - See Item 5

     14   TYPE OF REPORTING PERSON*
               HC

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page 4 of 9 Pages
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Carl H. Lindner

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  / X /
                                                 (b)  /   /

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

               00 - See Item 4

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /   /

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen

                         7    SOLE VOTING POWER

          NUMBER OF                -0-
           SHARES
          BENEFICIALLY   8    SHARED VOTING POWER
           OWNED BY
            EACH                   601,573  - See Item 5
          REPORTING
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                                   -0-

                         10   SHARED DISPOSITIVE POWER

                                   601,573  - See Item 5

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

                601,573  - See Item 5

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                    /   /

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.3%  - See Item 5

     14   TYPE OF REPORTING PERSON*
               IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page 5 of 9 Pages
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Carl H. Lindner III

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  / X /
                                                 (b)  /   /

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

               00 - See Item 4

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /   /

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen

                         7    SOLE VOTING POWER

          NUMBER OF                 -0-
           SHARES
          BENEFICIALLY   8    SHARED VOTING POWER
           OWNED BY
            EACH                    601,573   - See Item 5
          REPORTING
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                                    -0-

                         10   SHARED DISPOSITIVE POWER

                                    601,573   - See Item 5

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

               601,573   - See Item 5

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                    /   /

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.3%   - See Item 5

     14   TYPE OF REPORTING PERSON*
               IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page 6 of 9 Pages
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               S. Craig Lindner

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  / X /
                                                 (b)  /   /

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

               00 - See Item 4

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)     /   /

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen

                         7    SOLE VOTING POWER

          NUMBER OF                 -0-
           SHARES
          BENEFICIALLY   8    SHARED VOTING POWER
          OWNED BY
           EACH                     601,573   - See Item 5
          REPORTING
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                                     -0-

                         10   SHARED DISPOSITIVE POWER

                                    601,573   - See Item 5

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

              601,573   - See Item 5

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                   /   /

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.3%      - See Item 5

     14   TYPE OF REPORTING PERSON*
               IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832248 10 8          13D          Page 7 of 9 Pages
     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Keith E. Lindner

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  / X /
                                                 (b)  /   /

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*

               00 - See Item 4

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)     /   /

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen

                         7    SOLE VOTING POWER

          NUMBER OF                 -0-
           SHARES
          BENEFICIALLY   8    SHARED VOTING POWER
           OWNED BY
            EACH                    601,573    - See Item 5
          REPORTING
          PERSON WITH    9    SOLE DISPOSITIVE POWER

                                    -0-

                         10   SHARED DISPOSITIVE POWER

                                  601,573    - See Item 5

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

               601,573   - See Item 5

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                   /   /

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.3%   - See Item 5

     14   TYPE OF REPORTING PERSON*
             IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to Schedule 13D is filed by Chiquita Brands International, Inc. ( Chiquita ) and, pursuant to an Agreement to file a joint statement, by American Financial Group, Inc. (American Financial), Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the Lindner Family and, together with Chiquita and American Financial, the Reporting Persons), to amend and update the Schedule 13D dated December 20, 1995 as previously amended. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

     On September 9, 1996, the Reporting Persons ceased to be the beneficial owners of more than 5% of Smithfield's Common Stock. Accordingly, the Reporting Persons will make no further amendments to this Schedule 13D unless their ownership of Smithfield's Common Stock increases above 5%.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended to report the following:

     From August 23, 1996, to September 9, 1996, Chiquita sold an aggregate of 492,700 shares (approximately 2.7%) of Smithfield's outstanding Common Stock, pursuant to a Registration Statement on Form S-3 No. 333-06197, which was declared effective on June 28, 1996.

     Chiquita has effected the following sales of Smithfield's
Common Stock during the past 60 days (unless otherwise specified, all sales were effected through a broker in NASDAQ market transactions).

Date                Number of      Average        Where and
                    Shares         selling        how sold (if
                                   price/share    not NSADAQ
                                                  market transactions)
_______________     _________      ___________    ___________
August 23, 1996     86,500         $27.69         - -

August 26, 1996     38,100         $27.75         - -

August 27, 1996      4,400         $27.88         - -

August 28, 1996      8,700         $28.00         - -

September 5, 1996   30,000         $27.88         - -

September 9, 1996   25,000         $29.59         - -

September 9, 1996  300,000         $29.00        Direct sale to
                                           John Morrell & Co. Salaried
                                           Employees Pension Plan and
                                           John Morrell & Co. Hourly
                                           Employees Pension Plan

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                         CHIQUITA BRANDS INTERNATIONAL, INC.

Dated: __________, 1996  BY:  /s/Robert W. Olson
                              -------------------------------
                              Robert W. Olson
                              Its: Vice President, General
                              Counsel and Secretary

                         AMERICAN FINANCIAL GROUP, INC.

Dated: __________, 1996  BY:  /s/ James C. Kennedy
                              -------------------------------
                              James C. Kennedy
                              Its: Secretary

Dated: __________, 1996  /s/ James C. Kennedy
                         -------------------------------
                         James C. Kennedy, As
                         Attorney-In-Fact for:

                              Carl H. Lindner
                              Carl H. Lindner III
                              S. Craig Lindner
                              Keith E. Lindner




















                             Page 9
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